Exhibit 99.2

Ratification of the resolution approved by the General Shareholders' Meeting of February 22, 2024: Amendment of article twenty-ninth of the Company’s bylaws.

Wording approved in February 2024

Article Twenty-Nine: The Board of Directors shall be appointed by the Shareholders’ Meeting. A director does not need to be a shareholder. The Board of Directors may be removed at any time by the Shareholders’ Meeting as described in the penultimate paragraph of Article Twenty-five herein. The Board of Directors shall consist of nine members.